Exhibit 99.1

YAMANA GOLD ANNOUNCES SALE OF ITS MERCEDES MINE IN MEXICO
-- A strategic transaction to reduce the Company's net debt position--

TORONTO, ONTARIO, July 28, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or "the Company") is pleased to announce that it has entered into a definitive Share Purchase Agreement  (the "Agreement") to sell 100% of its interest in the Mercedes mine in Sonora, Mexico to Premier Gold Mines Limited ("Premier") (herein referred to as the "Transaction").  Pursuant to the Agreement, Yamana will receive consideration in the form of cash and equity securities, the value of which was $140 million at the time of negotiations.  Total cash and equity securities consideration is summarized as follows:

1)	Cash consideration of $122.5 million;
2)	Approximately 6 million Premier common shares; and
3)	Approximately 3 million Premier common share purchase warrants (exercisable at C$4.75 per common share for 24 months from the closing of the Transaction).

The Company expects to use the proceeds from the Transaction to reduce the Company's net debt position.

In addition, the Company will receive a 1% net smelter return ("NSR"), to become payable commencing on the earlier of six years from closing of the Transaction and the date upon which cumulative production of 450,000 ounces of gold equivalent from Mercedes has been achieved.  The NSR allows Yamana to retain an economic interest in the potential for exploration success and ultimately mine life extension that exists at Mercedes, which is the Company's sole operating mine in Mexico.

With the previously announced decision to recommission the Company's C1 Santa Luz project in Brazil ("C1 Santa Luz"), the Company has identified an internal opportunity to replace gold production from Mercedes beginning in 2018.  As per the details provided in the C1 Santa Luz announcement just released, production in the first full year from C1 Santa Luz is expected to be more than 130,000 ounces of gold, with an estimated average annual production of approximately 114,000 ounces of gold over the first seven years.  The updated Mineral Reserve and Mineral Resource estimate for C1 Santa Luz shows an increase of approximately 21% in overall Mineral Resources, inclusive of Mineral Reserves but excluding Inferred Mineral Resources, compared to the 2015 preliminary economic assessment.  The Company expects cash flows from the assets in its Brio Gold Division, including Riacho dos Machados, to fund the recommissioning of C1 Santa Luz.

The Transaction, which is subject to customary regulatory and anti-trust approvals and other customary closing conditions, is expected to close by September 30, 2016.

(All amounts are expressed in United States dollars unless otherwise indicated.)

Peter Marrone, Chairman and Chief Executive Officer of Yamana, commented as follows: "We are pleased to enter into this transaction with Premier Gold.  The proceeds will allow us to accelerate our debt reduction initiatives and thereby significantly reduce our net debt while modestly impacting our consolidated production and cash flow.  In addition, we have identified an opportunity within our portfolio, that being C1 Santa Luz, for the replacement of the gold production that will be foregone from Mercedes.  C1 Santa Luz has a very modest capital cost, expected average annual production of 114,000 ounces of gold at comparable cost to Mercedes, an expected mine life of more than 10 years, and is in a jurisdiction in which we have a significant presence. This sale is one of a number of strategic initiatives we have advanced to improve our net debt position while ensuring we are positioned to deliver value creation over the longer term."

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the satisfaction of all closing conditions, the completion of the Transaction, the expected use of proceeds discussed herein, the reduction of the Company's net debt position and delivering value creation over the long term, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Transaction and may not be appropriate for other purposes.

Page | 2